For the fiscal period ended (a) December 31, 1996
File number (c) 811-4710

                        SUB-ITEM 77J


Reclassification of Capital Accounts

The Fund accounts for and reports distributions to
shareholders   in  accordance   with   the   AICPA
Statement   of   Position   93-2:   Determination,
Disclosure and Financial Statement Presentation of
Income,   Capital  Gain,  and  Return  of  Capital
Distributions by Investment Companies. The  effect
of   applying  this  statement  was  to   decrease
distributions  in excess of net investment  income
by  $11,104,473, increase accumulated net realized
loss  on  investments  by $5, 406,601and  decrease
paid-in  capital in excess of par  by  $5,697,782.
This  was  primarily resulting from: (i) sales  of
securities  purchased with market  discounts  and,
(ii) an overdistribution of taxable income for the
year  ended  December  31, 1996.   Net  investment
income, net realized gains and net assets were not affected by this change.